

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Chris P. Gropp
Vice President and Chief Financial Officer
PHINIA Inc.
3000 University Drive
Auburn Hills, MI 48326

      Re: PHINIA Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 001-41708

Dear Chris P. Gropp:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing